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March 28, 2005

VIA - EDGARLINK

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re:    Tandy Letter
       Baron Capital Funds Trust - February 17, 2005, 485APOS Filing

Dear Sirs:

     With respect to our filing on February 17, 2005, filed on behalf of Baron Capital Funds Trust under Section 14(a) of the Securities Exchange Act, please accept the following representations:

     o Baron Capital Funds Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Baron Capital Funds Trust acknowledges that any staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff does not foreclose the Commission from taking any action with respect to the filing; and

     o Baron Capital Funds Trust will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please call me at 212-583-2013. Thank you.

Very truly yours,

/s/Linda S. Martinson
---------------------
   Linda S. Martinson
   Vice President, Secretary and General Counsel

LSM/ms
att.



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